August 6, 2008

VIA EDGAR

Mr. Larry Spirgel
U.S. Securities and Exchange Commission
Division of Corporation Finance
Assistant Director
Mail Stop 3720
Washington, D.C. 20549

Re:	RCN Corporation Form 10-K for the year ended December 31, 2007, as Amended Filed March 11, 2008 File No. 1-16805

Dear Mr. Spirgel:

Reference is made to the Securities and Exchange Commission (the “SEC”) letter, dated July 22, 2008, which provided RCN Corporation (“RCN”) with comments to its Form 10-K for the year ended December 31, 2007, as amended, as filed on March 11, 2008. In furtherance to our telephone conversation on Friday, August 1, 2008, this letter is confirmation that we shall submit a response to the SEC letter on August 15, 2008.

Should you have any questions about this letter and the timing of RCN’s response, kindly contact the undersigned at (703) 434-8440.

Very truly yours,

Benjamin Preston

Senior Vice President,
General Counsel & Secretary